

July 31, 2012

Via Facsimile
Mr. Haruo Matsuno
President and Chief Executive Officer
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005
Japan

>   **Re: Advantest Corporation**
>   **Form 20-F for the Fiscal Year Ended March 31, 2012**
>   **Filed June 27, 2012**
>   **File No. 001-15236**

Dear Mr. Matsuno:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 36

Results of Operations, page 45

1.   We note that your net sales increased significantly in fiscal 2011 as compared with fiscal 2010 and it appears that a significant portion of this increase is related to your acquisition of Verigy. We also note that throughout your discussion by segment you attribute part of the increase to the acquisition of Verigy, but we do not see where you quantify the impact

of the acquisition on your operating results. Please revise your discussion in future filings to quantify the impact of significant acquisitions on your results of operations. In addition, please revise the liquidity and capital resources discussion to discuss the impact acquisitions had on your liquidity.

Exhibit 13.1 - Section 906 Certifications

2.   We note that your Section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K improperly refer to the period ended March 31, 2011. Please file an amendment to your Form 20-F that includes the entire filing, including Section 302 certifications, together with Section 906 certifications that refer to the proper March 31, 2012 period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me, at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                         /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief